

October 26, 2012

Via E-mail
John Morris
Chief Executive Officer and Chief Technology Officer
Direct LED, Inc.
231 W. 39th Street, Suite 726
New York, New York 10018

> **Re: Direct LED, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 19, 2012**
> **File No. 333-182737**

Dear Mr. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment 2 in our letter dated September 27, 2012. However, you state on the cover page that the company may lose EGC status when (if ever) it achieves a consistent revenue stream. Note that an "emerging growth company" is defined as an issuer with total annual gross revenues of less than $1 billion during its most recently completed fiscal year. A developmental stage company would likely retain emerging growth status even after "it achieves a consistent revenue stream." Therefore you would effectively retain EGC status up to five years from the date of the first sale of common equity securities pursuant to an effective registration statement, or until you attain $1 billion in total annual gross revenues. You need not include the details of EGC status on the cover page, but should include the disclosure outlined in our prior comment 2 in the body of the prospectus, including in a risk factor. Please revise accordingly. We refer you to the guidance available on the Commission website at www.sec.gov/spotlight/jobs-act.shtml.

2.   We note your response to comment 3 in our letter dated September 27, 2012 and are unable to agree. A shell company is defined as a company with nominal operations and nominal assets. The company has nominal assets and has not secured capital investment as of yet. The company has had nominal revenues to date. It has not entered into a technology licensing agreement, manufacturing agreement or distribution agreement. Even if the company is no longer a shell company, it is our view that the securities being registered for resale were received by the selling shareholders when the company was a shell company. We refer you to the definition of a shell company found in Rule 144(i) along with SEC Release 33-8869 (2007). As indicated in that Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the offering price for the duration of the offering, not merely until the company's stock is quoted on the OTCQB.

Summary of our Offering, page 1

3.   We note your response to comment 6 in our letter dated September 27, 2012. Please revise to provide a brief history of the development of the "light and light" LED bulb by ITRI. Also state whether there will be any degree of exclusivity in the license from ITRI.

4.   Please revise to state whether you have registered or intend to register the brand name Luminx as a trademark.

Financial Data Summary, page 2

5.   Please revise to disclose the date for the Balance Sheet Data which is May 31, 2012 and the period for your Statements of Operations Data which should be inception to May 31, 2012.

Financial Statements

6.   Please amend to provide your unaudited quarterly financial statements for the period ended August 31, 2012.

Report of Independent Registered Public Accounting Firm, page F-1

7.   We note your response to comment 22 from our letter dated September 27, 2012. Please revise the last paragraph. It should agree with the first paragraph regarding the financial position of Direct LED, Inc. as of May 31, 2012.

8.   The first paragraph should be further revised to refer to the related statements (plural) of operations, changes in shareholders' equity and cash flow for the period from May 14, 2012 (inception) to May 31, 2012.

Financial Statements

9.   Please revise the audited financial statements and footnotes to reflect the balance sheet date, May 31, 2012, and audit period, May 14, 2012 to May 31, 2012 to agree with the Report of Independent Registered Public Accounting Firm.

Exhibit 23.1 (previously filed)

10.   Please revise to provide the proper periods for the financial statements for which a consent is being provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director